FARO Technologies, Inc. 125 Technology Park, Lake Mary, FL 32746 Tel: +1.407.333.9911 | Toll Free: 800.736.0234 Fax: +1.407.333.4181	Nasdaq: FARO www.FARO.com

May 14, 2024

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
100 F Street, N.E.
Washington, DC 20549-7010

Re:	FARO Technologies, Inc. 10-K Filed February 28, 2024 8-K Filed February 27, 2024 Response Letter Dated April 19, 2024 File No. 000-23081

Dear Sir or Madam:

On behalf of FARO Technologies, Inc. (the “Company”), this letter responds to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission contained in the letter dated April 30, 2024 (the “Comment Letter”) relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 filed on February 28, 2024 (the “2023 Form 10-K”) and the Company’s Earnings Press Release contained in Exhibit 99.1 on Form 8-K filed on February 27, 2024 (the “Form 8-K Filed February 27, 2024”).

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in boldfaced print below, followed by the Company’s response to each comment.
Form 8-K Filed February 27, 2024
Exhibit 99.1
1.
We note your response to comment 1. Notwithstanding its scope and magnitude, the inventory impairment charges recognized following the decision to simplify your product portfolio, discontinue certain legacy products, and cancel purchase commitments do not appear to be outside the normal course of your operations. With reference to Question 100.01 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures and ASC 420-10-S99-3, please confirm that you will no longer exclude these inventory impairments from your non-GAAP adjustments.

Response: We respectfully acknowledge the Staff’s comment and although the Company believes the non-GAAP adjustment for inventory impairment charges were appropriate (for the reasons discussed in our prior response letter and this letter), the Company confirms that it will not present the $9.3 million non-GAAP adjustment for inventory impairment charges in its future public disclosures. As a point of clarification regarding the prior disclosures, when considering the guidance in Question 100.01, because these charges were a direct result of the Company’s  restructuring decision to simplify its product portfolio and discontinue certain legacy products and, as part of development ending, to cancel purchase commitments related to a recent acquisition, and in line with the Company’s integration plan approved by the Board of Directors on February 7, 2023, the Company believed these charges were separate and distinct from the costs the Company recognizes as part of its normal, recurring inventory balance review and were not a normal operating expense. The Company believed that excluding these costs was not misleading and instead helped readers of the Company’s public disclosures understand and measure the core operating performance of the Company on a consistent basis from period to period.

2.
We note your response to comment 2, including the disclosure you intend to provide for your tax adjustments. Please further expand the disclosure for the other tax adjustments to clearly disclose the nature and amount of each component that is material to non-GAAP net income (loss) for each period presented. In this regard, the draft disclosure identifies two components leaving approximately $4.7 million of the $16 million adjustment unidentified compared to non-GAAP net loss of $2.4 million for fiscal year 2023.

Response: We respectfully acknowledge the Staff’s comment and advise the Staff that the Company considered the guidance set forth in Question 102.11 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.
In future filings, the Company will update its disclosures as demonstrated below to provide more detail for purposes of the guidance within Question 102.11 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures (figures below reflect the years ended December 31, 2023 and 2022 to disclose how the adjustment is calculated. Additions are indicated by underscored text and deletions indicated by struck-through text).

FARO TECHNOLOGIES, INC. AND SUBSIDIARIES
RECONCILIATION OF GAAP TO NON-GAAP
(UNAUDITED)

	Three Months Ended December 31,		Twelve Months Ended December 31,	
(dollars in thousands, except per share data)	2023	2022	2023	2022
Net income (loss), as reported	$ 1,588	$ (2,235)	$ (56,577)	$ (26,756)
Non-GAAP adjustments to gross profit	1,622	3,844	12,052	4,600
Non-GAAP adjustments to operating expenses	7,632	6,900	38,838	23,196
Income tax effect of non-GAAP adjustments (4)	(2,314)	(2,149)	(12,723)	(6,163)
Other tax adjustments (4)	(1,738)	772	15,962	9,675
Non-GAAP net income (loss)	$ 6,790	$ 7,132	$ (2,448)	$ 4,552
Net income (loss) per share - Diluted, as reported	$ 0.08	$ (0.12)	$ (2.99)	$ (1.46)
Stock-based compensation (1)	0.28	0.18	0.94	0.73
Restructuring and other costs (2)	0.07	0.14	1.01	0.41
Inventory reserve charge (3)	0.06	—	0.49	—
Purchase accounting intangible amortization and fair value adjustments	0.06	0.25	0.25	0.37
Income tax effect of non-GAAP adjustments (4)	(0.11)	(0.11)	(0.67)	(0.33)
Other tax adjustments (4)	(0.08)	0.04	0.84	0.53
Non-GAAP net income (loss) per share - Diluted	$ 0.36	$ 0.38	$ (0.13)	$ 0.25

(1) We exclude stock-based compensation, which is non-cash, from the non-GAAP financial measures because the Company believes that such exclusion provides a better comparison of results of ongoing operations for current and future periods with such results from past periods.

(2) On February 14, 2020, our Board of Directors approved a global restructuring plan (the "Restructuring Plan"), which is intended to support our strategic plan in an effort to improve operating performance and ensure that we are appropriately structured and resourced to deliver increased and sustainable value to our shareholders and customers. On February 7, 2023, our Board of Directors approved an integration plan (the "Integration Plan"), which is intended to streamline and simplify operations, particularly around our recent acquisitions and the resulting redundant operations and offerings. The Restructuring and other costs primarily consist of severance and related benefits.

(3) During 2023, we recorded a charge of $9.3 million, increasing our reserve for excess and obsolete inventory, based on our analysis of our inventory reserves in connection with our strategy to simplify our product portfolio and cease selling certain products.

(4) ~~The other tax adjustments primarily relate to the impact of certain jurisdictions maintaining a full valuation allowance where benefit is not accrued on U.S. GAAP pre-tax book losses.~~ The Income tax effect of non-GAAP adjustments is calculated by applying a statutory tax rate to Non-GAAP adjustments, including Stock-based compensation, Restructuring and other costs, non-recurring Inventory reserve charges, and Purchase accounting intangible amortization and fair value adjustments. In addition, when estimating our Non-GAAP income tax rate, we exclude the impact of items that impact our reported income tax rate that we do not believe are representative of our ongoing operating results, including the impact of valuation allowances we are currently recording in certain jurisdictions and certain discrete items such as adjustments to uncertain tax position reserves, as these items are difficult to predict and can impact our effective income tax rate. Specifically, Other tax adjustments in 2023 were comprised of $9.2 million related to the impact of valuation allowance adjustments, $2.1 million related to equity based compensation book to tax differences, and $4.7 million related to the impact of Income tax effect of non-GAAP adjustments and the effect of deferred adjustments, Global intangible low-taxed income ("GILTI") and Prepaid tax on intercompany profit. In 2022, Other tax adjustments were comprised of $2.5 million related to the impact of valuation allowance adjustments, $1.1 million related to equity based compensation book to tax differences, and $6.0 million related to the impact of Income tax effect of non-GAAP adjustments and the effect of deferred adjustments, GILTI and Prepaid tax on intercompany profit.

Please do not hesitate to contact me at (407) 333-9911 if you require any further information or clarification regarding our response to your comments.

Thank you for your attention to this matter.

Sincerely,

/s/ Matthew Horwath

Matthew Horwath
Chief Financial Officer
FARO Technologies, Inc.

CC: Tom McGimpsey, General Counsel, FARO Technologies, Inc.
         Jonathan P. Witt, Foley & Lardner LLP